UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson" or the "Company")

Committee Appointments

Further to recent and prospective Board changes, the Company announces the following appointments to its committees:

  -
Esther Lee, Non-Executive Director, will be appointed to the Remuneration and Nomination & Governance Committees with effect from 1st April 2022;
  -
Omid Kordestani, who will be Non-Executive Director and Chair Designate on his appointment to the Board on 1st March 2022, will join the Nomination & Governance Committee with effect from 1st April 2022; and
  -
Tim Score, Senior Independent Director and Deputy Chair Designate, will additionally be appointed as Chair of the Nomination & Governance Committee upon the conclusion of the Company's AGM in April 2022.

This notification is made in accordance with LR 9.6.11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 February 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary